ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update – Routine Announcements from
6 November to 17 December 2009

15 December 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday, 6,855 shares held in Treasury were transferred to share scheme participants and further 250,000 were transferred to share scheme trustees. Following these changes, National Grid plc’s registered capital from 14 December 2009 consists of 2,606,666,100 ordinary shares, of which 146,107,721 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,558,379 shares with voting rights.

The figure of 2,460,558,379 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

11th December 2009

Notification of Major Interest in NG. Ordinary Shares

NG today acknowledges confirmation from BlackRock Inc. that, following its acquisition of the Barclays Global Investors (BGI) business on 1 December 2009, its combined interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 5.22% (128,436,555 shares) at 1 December 2009.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (“NG”)

Monday 7th December 2009

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,606 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 6.483208 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	673,495 Ordinary Shares

Steven Holliday	1,394,554 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 19 shares purchased by the SIP Trustee for his partner.

4 December 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 6,596 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 4 December 2009 consists of 2,606,666,100 ordinary shares, of which 146,364,576 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,301,524 shares with voting rights.

The figure of 2,460,301,524 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 December 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 30 November 2009, and currently, consists of 2,606,666,100 ordinary shares, of which 146,371,172 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,294,928 shares with voting rights.

The figure of 2,460,294,928 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 December 2009

National Grid plc (National Grid)

Notification of Directors’ Interests

Special Retention Award Plan

On 29 November 2007, Tom King was granted an award over 35,487 National Grid American Depository Shares (“ADS“s) under the National Grid Special Retention Award Plan (the “Plan”). This award was calculated by reference to a share price of $84.5360 per ADS and is vesting in three equal tranches on 29 November in 2008, 2009 and 2010 respectively. The ADSs below are being transferred to Mr King in accordance with the rules of the Plan.

On 30 November 2009 the second tranche of the award over 11,829 ADSs became due for release. The trustee has notified the Company that following the sale of 4,130 ADSs to meet US statutory deductions he retains 7,699 ADSs following their release to him, effective Monday 30 November 2009.

Following this release his total interest is 151,994 ADSs (equivalent to 759,970 National Grid ordinary shares).

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Contact: D C Forward, Assistant Secretary (0207 004 3226)

This information is provided by RNS
The company news service from the London Stock Exchange

END

Monday 23 November 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 6,641 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 23 November 2009 consists of 2,606,666,100 ordinary shares, of which 146,371,172 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,294,928 shares with voting rights.

The figure of 2,460,294,928 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

17th November 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday, 7,638 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 16 November 2009 consists of 2,606,666,100 ordinary shares, of which 146,377,813 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,288,287 shares with voting rights.

The figure of 2,460,288,287 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Monday 9th November 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,584 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 6.165 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	20 Ordinary Shares

Steven Holliday	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	673,457 Ordinary Shares

Steven Holliday	1,394,535 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 21 shares purchased by the SIP Trustee for his partner.